January 13, 2017

VIA EDGAR

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

RE:	The Cato Corporation Form 10-K for the Fiscal Year Ended January 30, 2016 Filed March 24, 2016 File No. 001-31340

Dear Mr. Arakawa:

We submit this letter in response to your letter dated January 6, 2017, in which you requested clarification with respect to certain disclosures in the above-referenced filing.

For your convenience and reference, we repeat your comments below (using the same numbering in your letter) and our responses follow.

Form 10-K for the Fiscal Year Ended January 30, 2016 Exhibit - 23

1.	We note your auditor’s consent to the incorporation by reference in the registration statements on Form S-8 contains a reference to an audit report dated March 27, 2015.
Please obtain and file a revised auditor’s consent that references the current year audit report dated March 24, 2016.

The Cato Corporation (“Cato”) had a typographical error in its Exhibit 23.1. Cato has obtained a revised auditor’s consent that references the current year audit report dated March 24, 2016 and has filed a Form 10-K/A with the revised Exhibit 23.1.

The Cato Corporation makes the following acknowledgments:

  That it is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

8100 Denmark Road
P.O. Box 34216
Charlotte, North Carolina 28234
(704) 554-8510

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions, please contact me at (704) 551-7315.

Sincerely,

John R. Howe
Executive Vice President
Chief Financial Officer

8100 Denmark Road P.O. Box 34216

Charlotte, North Carolina 28234 (704) 554-8510